SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Circle Entertainment Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17256R-105
(CUSIP Number)

Mitchell J. Nelson
Atlas Real Estate Funds, Inc.
650 Madison Avenue, 15th Floor
New York, New York 10022
Telephone: (212) 796-8174
(Name, address and telephone number of person

authorized to receive notices and communications)

September 16, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box . ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 17256R-105	SCHEDULE 13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	8,383,346
SHARES BENEFICIALLY	8	SHARED VOTING POWER	24,177,581
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	300,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	32,260,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,560,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%1
14	TYPE OF REPORTING PERSON IN
____________________________
1 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	766,917
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	766,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 766,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%2
14	TYPE OF REPORTING PERSON PN
_____________________________
2 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	954,254
SHARES BENEFICIALLY	8	SHARED VOTING POWER	38,465,355
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	954,254
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	38,465,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,419,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%3
14	TYPE OF REPORTING PERSON IN
___________________________
3 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS Kanavos Dynasty Trust 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	11,056,870
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	11,056,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,056,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%4
14	TYPE OF REPORTING PERSON OO
________________________
4 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS Brett Torino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	176,238
SHARES BENEFICIALLY	8	SHARED VOTING POWER	28,370,677
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	176,238
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	28,370,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,546,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4%5
14	TYPE OF REPORTING PERSON IN
__________________________________
5 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	-0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17256R-105	SCHEDULE 13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	28,370,677
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	28,370,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,370,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%6
14	TYPE OF REPORTING PERSON OO

_______________________________
6 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	5,501,611
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	5,501,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,501,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%7
14	TYPE OF REPORTING PERSON CO
_____________________
7 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 10 of 18 Pages

This Amendment No. 21 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Circle Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 7 filed with the SEC on December 24, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 8 filed with the SEC on December 29, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 9 filed with the SEC on January 29, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 10 filed with the SEC on February 10, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 11 filed with the SEC on February 19, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 12 filed with the SEC on March 18, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 13 filed with the SEC on April 12, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 14 filed with the SEC on April 23, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 15 filed with the SEC on May 6, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 16 filed with the SEC on June 8, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 17 filed with the SEC on July 12, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 18 filed with the SEC on August 19, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 19 filed with the SEC on October 1, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas and as amended by Amendment No. 20 filed with the SEC on December 3, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (as amended, the “Statement”).  This Amendment No. 21 is also being filed by the Kanavos Dynasty Trust 2011 (“KDT”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 21.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

Sillerman, Holdings, Kanavos, KDT, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Third Amended and Restated Joint Filing Agreement, dated September 22, 2011, a copy of which has been filed as Exhibit 24 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 11 of 18 Pages

ITEM 2.   Identify and Background

Item 2 of the Statement is hereby amended to add the following information:

 (a), (b), (c), (d), (e) and (f). KDT is a trust formed by Kanavos for the benefit of his spouse and children. Deutsche Bank Trust Company Delaware is the sole trustee of KDT.  Kanavos is the sole investment advisor of KDT, whereby he exercises voting and investment power over the shares of Common Stock held by KDT.  KDT was organized in the State of Delaware and its business address is [__________________________]. To the knowledge of the Reporting Persons, KDT has neither, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended to add the following information:

On September 16, 2011, KDT purchased from ONIROT in a private transaction 5,556,870 shares of Common Stock at a purchase price of $0.02 per share.  KDT purchased the shares of Common Stock with cash on hand.

ITEM 4.   Purpose of the Transaction.

                Item 4 of the Statement is hereby amended to add the following information:

KDT purchased the shares of Common Stock from ONIROT in the private transaction described in Item 3 above for investment purposes.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 12 of 18 Pages

ITEM 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as to paragraphs (a) through (c) and paragraph (e) thereof:

(a)           As of the date of this Statement:

Sillerman beneficially owns (i) directly 13,136,889 shares of Common Stock (consisting of: (A) 8,083,346 shares of Common Stock owned by Sillerman; (B) 250,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $5.00 per share; (C) 856,531 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman and his spouse, as joint tenants, that are convertible at $0.2335 per share8; (D) 2,055,498 shares of Common Stock issuable upon the exercise of warrants held by Sillerman and his spouse that are presently exercisable at $0.2919 per share; (E) 369,913 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman and his spouse, as joint tenants, that are convertible at $0.2433 per share9; (F) 888,011 shares of Common Stock issuable upon the exercise of warrants held by Sillerman and his spouse that are presently exercisable at $0.3041 per share; (G) 171,606 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman and his spouse, as joint tenants, that are convertible at $0.1923 per share10; (H) 411,984 shares of Common Stock issuable upon the exercise of warrants held by Sillerman and his spouse that are presently exercisable at $0.2403 per share; and (I) 50,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $6.00 per share); and (ii) indirectly 19,424,038 shares of Common Stock (consisting of:  (A) 766,917 shares of Common Stock owned by Holdings, which Sillerman controls through a trust for the benefit of Sillerman’s descendents; (B) 4,423,264 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse; (C) 390,626 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.08 per share; (D) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per shares; (E) 151,099 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2184 per share11;

8 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) March 11, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.94 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

9 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) April 5, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $2.02 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

10 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) June 4, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.60 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

11 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) February 11, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.82 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 13 of 18 Pages

(F) 362,637 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.273 per share; (G) 257,732 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2328 per share12; (H) 618,557 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.291 per share; (I) 238,435 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2097 per share13; (J) 572,410 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.2621 per share; (K) 210,630 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.1614 per share14; (L) 505,575 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.2018 per share; (M) 260,552 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.1919 per share15; (N) 625,390 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.2399 per share; (O) 560,600 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2107 per share16; (P) 1,138,952 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.2634 per share; (Q) 18,023 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.4622 per share17; (R) 43,250 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.5778 per share; and (S) 5,501,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 41.3% of the 78,861,950 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,076,161 shares of Common Stock outstanding as of the date of this Statement and (y) the 13,785,789 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares, Series B Convertible Preferred Shares and warrants.

12 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) March 5, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.94 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

13 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) May 3, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.74 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

14 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) July 7, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.34 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

15 The Series B Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series B Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) August 17, 2015 the Series B Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.59 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series B Convertible Preferred Shares at the then current stated value. The Series B Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

16 The Series B Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series B Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) September 27, 2015 the Series B Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.75 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series B Convertible Preferred Shares at the then current stated value. The Series B Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

17 The Series B Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series B Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) March 7, 2016 the Series B Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $3.85 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series B Convertible Preferred Shares at the then current stated value. The Series B Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 14 of 18 Pages

Kanavos beneficially owns (i) directly 22,861,128 shares of Common Stock (consisting of: (A) 354,254 shares of Common Stock owned of record by Kanavos; (B) 11,619,273 shares of Common Stock owned of record by Kanavos and his spouse, Dayssi Olarte de Kanavos, as joint tenants; (C) 500,000 shares of Common Stock owned of record by the Paul C. Kanavos 2008 GRAT; (D) 1,142,860 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by Kanavos and his spouse, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share;  (E) 100,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $5.00 per share; (F) 20,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $6.00 per share; (G) 390,626 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.08 per share; (H) 151,099 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2184 per share18; (I) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; (J) 257,732 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2328 per share19; (K) 856,531 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2335 per share20; (L) 369,913 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2433 per share21; (M) 238,435 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2097 per share22; (N) 136,065 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.2621 per share; (O) 171,606 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.1923 per share23; (P) 411,984 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.2403 per share; (Q) 210,630 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse that are convertible at $0.1614 per share24;  (R) 505,575 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.2018 per share; (S) 260,552 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by Kanavos and his spouse that are convertible at $0.1919 per share25; (T) 625,390 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.2399 per share; (U) 560,600 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by Kanavos and his spouse that are convertible at $0.2107 per share26; (V) 1,138,952 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.2634 per share; (W) 18,023 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Shares held by Kanavos and his spouse that are convertible at $0.4622 per share27; and (X) 43,250 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.5778 per share; and (ii) indirectly 16,558,481 shares of Common stock (consisting of: (A) 5,556,870 shares of Common Stock held by KDT; (B) 362,637 shares of Common Stock issuable upon the exercise of warrants held by KDT that are presently exercisable at $0.273 per share; (C) 618,557 shares of Common Stock issuable upon the exercise of warrants held by KDT that are presently exercisable at $0.291 per share; (D) 2,055,498 shares of Common Stock issuable upon the exercise of warrants held by KDT that are presently exercisable at $0.2919 per share; (E) 888,011 shares of Common Stock issuable upon the exercise of warrants held by KDT that are presently exercisable at $0.3041 per share; (F) 436,345 shares of Common Stock issuable upon the exercise of warrants held by KDT that are presently exercisable at $0.2621 per share; and (G) 5,501,611 shares of Common Stock (consisting of the shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 48.7% of the 80,963,762 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,076,161 shares of Common Stock outstanding as of the date of this Statement and (y) the 15,887,601 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares, Series B Preferred Shares and warrants.  Kanavos’ beneficial ownership excludes 500,000 shares of Common Stock owned of record by his spouse’s GRAT, the Dayssi Olarte de Kanavos 2008 GRAT.

18 See Note 11.

19 See Note 12.

20 See Note 8.

21 See Note 9.

22 See Note 13.

23 See Note 10.

24 See Note 14.

25 See Note 15.

26 See Note 16.

27 See Note 17.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 15 of 18 Pages

Torino beneficially owns (i) directly 176,238 shares of Common Stock (consisting of 176,238 shares of Common Stock owned of record by Torino) and (ii) indirectly 28,370,677 shares of Common Stock (consisting of:  (A) 7,240,419 shares of Common Stock owned of record by TTERB; (B) 2,142,858 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by TTERB, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (C) 390,626 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.08 per share; (D) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by TTERB, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; (E) 151,099 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2184 per share28; (F) 362,637 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.273 per share; (G) 257,732 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2328 per share29; (H) 618,557 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.291 per share; (I) 856,531 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2335 per share30; (J) 2,055,498 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2919 per share; (K) 369,913 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2433 per share31; (L) 888,011 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.3041 per share; (M) 238,435 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2097 per share32; (N) 572,410 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2621 per share; (O) 171,606 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.1923 per share33; (P) 411,984 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2403 per share; (Q) 210,630 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.1614 per share34; (R) 505,575 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2018 per share; (S) 260,552 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by TTERB that are convertible at $0.1919 per share35; (T) 625,390 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2399 per share; (U) 560,600 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by TTERB that are convertible at $0.2107 per share36; (V) 1,138,952 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2634 per share; (W) 43,250 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.5778 per share; (X) 18,023 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Shares held by TTERB that are convertible at $0.4622 per share37; and (Y) 5,501,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 35.4% of the 80,704,808 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,076,161 shares of Common Stock outstanding as of the date of this Statement and (y) the 15,628,647 shares of Common Stock issuable upon exercise of the aforesaid Series A Convertible Preferred Shares, Series B Preferred Shares and warrants.

28 See Note 11.

29 See Note 12.

30 See Note 8.

31 See Note 9.

32 See Note 13.

33 See Note 10.

34 See Note 14.

35 See Note 15.

36 See Note 16.

37 See Note 17.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 16 of 18 Pages

Atlas beneficially owns 5,501,611 shares of Common Stock, which represents approximately 8.5% of the 65,076,161 shares of Common Stock outstanding as of the date of this Statement.  Sillerman, Kanavos and Torino (through TTERB), by virtue of owning a combined approximately 76% voting interest in Atlas and serving as its directors and executive officers, also are deemed to have beneficial ownership of these shares of Common Stock.

(b)           As of the date of this Statement:

Of the Common Stock reported herein as being beneficially owned by Sillerman, Sillerman (i) possesses sole voting power and sole dispositive power over 8,383,346 and 300,000 shares of Common Stock, respectively, and (ii) possesses shared voting power and dispositive power over 24,177,581 and 32,260,927 shares of Common Stock, respectively.

Of the Common Stock reported herein as being beneficially owned by Kanavos, Kanavos possesses sole voting and sole dispositive power over 954,254 shares of Common Stock and possesses shared voting power and dispositive power over 38,465,355 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by Torino, Torino possesses sole voting and sole dispositive power over 176,238 shares of Common Stock and possesses shared voting power and dispositive power over 28,370,677 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by Atlas, Atlas possesses shared voting power and dispositive power over all of the 5,501,611 shares of Common Stock.

(c)           Except for the private transactions described in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

(e)           ONIROT ceased being the beneficial owner of more than five percent of the Common Stock on September 16, 2011.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 17 of 18 Pages

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following information:

On September 22, 2011, the Reporting Persons entered into a Third Amended and Restated Joint Filing Agreement. A copy of the Third Amended and Restated Joint Filing Agreement is filed herewith as Exhibit 24 and incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit Number	Description

24
Third Amended and Restated Joint Filing Agreement dated September 22, 2011 by and among Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Paul C. Kanavos, Kanavos Dynasty Trust 2011, Brett Torino, ONIROT Living Trust dated 06/20/2000, TTERB Living Trust and Atlas Real Estate Funds, Inc.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 18 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2011	By:	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Sillerman Capital Holdings, L.P.

Dated: September 22, 2011	By:	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman, as President of Sillerman
Capital Holdings, Inc.
Its: General Partner

Dated: September 22, 2011	By:	/s/ Paul C. Kanavos
Paul C. Kanavos

Kanavos Dynasty Trust 2011

Deutsche Bank Trust Company Delaware, as Trustee

Dated: September 22, 2011	By:	/s/ Donna G. Mitchell
Name: Donna G. Mitchell
Title: Vice President

	By:	/s/ Edward A. Reznick
Name: Edward A. Reznick
Title: President

Dated: September 22, 2011	By:	/s/ Brett Torino
Brett Torino

ONIROT Living Trust dated 06/20/2000

Dated: September 22, 2011	By:	/s/ Brett Torino
Brett Torino, as Trustee

TTERB Living Trust

Dated: September 22, 2011	By:	/s/ Brett Torino
Brett Torino, as Trustee

Atlas Real Estate Funds, Inc.

Dated: September 22, 2011	By:	/s/ Paul Kanavos
Name: Paul Kanavos
Title: President